Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a brief description of the common shares, $0.0004 par value per share (the “Common Stock”), of Elevate Credit, Inc. (the “Company”), which is the only security of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

Description of Common Stock

General

The following descriptions of our Common Stock and of certain provisions of Delaware law do not purport to be complete and are subject to and qualified in their entirety by reference to our second amended and restated certificate of incorporation, our amended and restated bylaws and the Delaware General Corporation Law (the “DGCL”). Copies of our second amended and restated certificate of incorporation and our amended and restated bylaws have been filed with the Securities and Exchange Commission (the “SEC”) as exhibits 3.1 and 3.3, respectively, to our Form 10-K. All of our outstanding shares of Common Stock are fully paid and non-assessable. Our Common Stock is listed on the New York Stock Exchange under the symbol “ELVT.”

Common Stock

Dividend rights. Subject to preferences that may be applicable to any then outstanding preferred stock and the prior consent of Victory Park Management, LLC, holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by our Board of Directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends in the foreseeable future.

Voting rights. Each holder of our Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors. Our second amended and restated certificate of incorporation establishes a classified Board of Directors, divided into three classes with staggered three-year terms. Only one class of directors is elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No preemptive or similar rights. Holders of our Common Stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our Common Stock. The rights, preferences and privileges of the holders of our Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Right to receive liquidation distributions. In the event of our liquidation, dissolution or winding up, holders of our Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Limitations on Rights of Holders of Common Stock – Preferred Stock

The rights of holders of Common Stock may be materially limited or qualified by the rights of holders of preferred stock that we may issue in the future. Set forth below is a description of the Company’s authority to issue preferred stock and the possible terms of that stock.

Our second amended and restated certificate of incorporation authorizes our Board of Directors, without further stockholder action, to provide for the issuance of up to 24,500,000 shares of preferred stock, in one or more series, and to fix the designations, terms, and relative rights and preferences, including the dividend rates, conversion rights, voting rights, terms of redemption sinking fund provisions and liquidation preferences of each of these series, as well as the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of Common Stock. We may amend from time to time our second amended and restated certificate of incorporation to increase the number of authorized shares of preferred stock. Any such amendment would require the approval of the holders of a majority of our shares of Common Stock entitled to vote.

The particular terms of any series of preferred stock that we offer may include:

•	the title and liquidation preference per share of the preferred stock and the number of shares offered;

•	the purchase price of the preferred stock;

•	the dividend rates (or method of calculation), the dates on which dividends will be payable, whether dividends shall be cumulative and, if so, the date from which dividends will begin to accumulate;

•	any redemption or sinking fund provisions of the preferred stock;

•	any conversion, redemption or exchange provisions of the preferred stock;

•	the voting rights, if any, of the preferred stock; and

•	any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of the preferred stock.

Dividend Rights. The preferred stock will be preferred over the Common Stock as to payment of dividends. Before any dividends or distributions (other than dividends or distributions payable in Common Stock or other stock ranking junior to that series of preferred stock as to dividends and upon liquidation) on the Common Stock or other stock ranking junior to that series of preferred stock as to dividends and upon liquidation shall be declared and set apart for payment or paid, the holders of shares of each series of preferred stock (unless otherwise set forth in the applicable prospectus supplement) will be entitled to receive dividends when, as and if declared by our Board of Directors or, if dividends are cumulative, full cumulative dividends for the current and all prior dividend periods. We will pay those dividends either in cash, shares of preferred stock, or otherwise. With respect to each series of preferred stock that has cumulative dividends, the dividends on each share of the series will be cumulative from the date of issue of the share unless some other date is set forth in the prospectus supplement relating to the series. Accruals of dividends will not bear interest.

Voting Rights. Holders of preferred stock may have voting rights.

Rights Upon Liquidation. The preferred stock of each series will be preferred over the Common Stock and other stock ranking junior to that series of preferred stock as to assets, so that the holders of that series of preferred stock (unless otherwise set forth in the applicable prospectus supplement) will be entitled to be paid, upon our voluntary or involuntary liquidation, dissolution or winding up, and before any distribution is made to the holders of Common Stock and other stock ranking junior to that series of preferred stock, the amount set forth in the applicable prospectus supplement. However, in this case the holders of preferred stock of that series will not be entitled to any other or further payment. If upon any liquidation, dissolution or winding up, our net assets are insufficient to permit the payment in full of the respective amounts to which the holders of all outstanding preferred stock are entitled, our entire remaining net assets will be distributed among the holders of each series of preferred stock in amounts proportional to the full amounts to which the holders of each series are entitled, subject to any provisions of any series of preferred stock that rank it junior or senior to other series of preferred stock upon liquidation.

Conversion, Redemption or Exchange Rights. The shares of a series of preferred stock may be convertible at the option of the holder of the preferred stock, redeemable at our option or the option of the holder, as applicable, or exchangeable at our option, into another security.

Anti-Takeover Effects of Provisions of Our Second Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws

Our second amended and restated certificate of incorporation and our amended and restated bylaws contain certain provisions that could deter hostile takeovers or delay or prevent changes in control of our management team, including the following:

Board of Directors vacancies. Our second amended and restated certificate of incorporation and amended and restated bylaws authorize only our Board of Directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our Board of Directors is permitted to be set only by a resolution adopted by our Board of Directors. These provisions would prevent a stockholder from increasing the size of our Board of Directors and then gaining control of our Board of Directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our Board of Directors but promotes continuity of management.

Classified Board. Our second amended and restated certificate of incorporation and amended and restated bylaws provide that our Board of Directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of the Company as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.

Stockholder action; special meeting of stockholders. Our second amended and restated certificate of incorporation provide that our stockholders may not take action by written consent, but may only take action at a duly called annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or our second amended and restated certificate of incorporation, or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws further provides that special meetings of our stockholders may be called only by a majority of our Board of Directors, the Chairman of our Board of Directors, or our President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance notice requirements for stockholder proposals and director nominations. Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specifies certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.

No cumulative voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our second amended and restated certificate of incorporation and amended and restated bylaws does not provide for cumulative voting.

Directors removed only for cause. Our second amended and restated certificate of incorporation provides that stockholders may remove directors only for cause.

Amendment of charter provisions. Any amendment of the above provisions in our second amended and restated certificate of incorporation requires approval by holders of at least two-thirds of our then outstanding Common Stock.

Issuance of undesignated preferred stock. Our Board of Directors have the authority, without further action by the stockholders, to issue up to shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our Board of

Directors. The existence of authorized but unissued shares of preferred stock would enable our Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or other means.

Section 203 of the Delaware General Corporation Law

We are governed by the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years of the date on which it is sought to be determined whether such person is an “interested stockholder,” did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.